Exhibit 99.5

Report of Independent Auditors

To the General Partner of K-Sea General Partner L.P.

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of K-Sea General Partner L.P. and subsidiary at June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 2 to this consolidated financial statement, the General Partner changed its method of accounting for its equity investment in K-Sea Transportation Partners L.P. effective July 1, 2006.

/s/ PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey

September 10, 2007

K-SEA GENERAL PARTNER L.P.
CONSOLIDATED BALANCE SHEET
(dollars in thousands)

June 30, 2007
Assets
Current Assets
Cash and cash equivalents	$912
Accounts receivable, net	20,664
Deferred taxes	948
Prepaid expenses and other current assets	5,073
Total current assets	27,597
Vessels and equipment, net	358,580
Construction in progress	13,285
Deferred financing costs, net	1,106
Goodwill	16,385
Other assets	12,861
Total assets	$429,814
Liabilities and Partners’ Capital
Current Liabilities
Current portion of long-term debt	$9,270
Accounts payable	17,091
Accrued expenses and other current liabilities	12,044
Total current liabilities	38,405
Term loans and capital lease obligation	137,946
Credit line borrowings	97,071
Deferred taxes	3,739
Total liabilities	277,161
Non-controlling interests in equity of subsidiary	151,958
Commitments and contingencies
Partners’ Capital	695
Total liabilities and partners’ capital	$429,814

See accompanying notes to consolidated balance sheet.

K-SEA GENERAL PARTNER L.P.
NOTES TO CONSOLIDATED BALANCE SHEET
(dollars in thousands, except unit and per unit amounts)

Note 1:   Basis of Presentation

K-Sea General Partner L.P. (the “General Partner”) is the general partner of K-Sea Transportation Partners L.P. (the “Partnership”). On January 14, 2004, the Partnership completed its initial public offering of common units representing limited partner interests and, in connection therewith, also issued to its predecessor companies an aggregate of 4,165,000 subordinated units representing limited partner interests. During the subordination period the subordinated units are not entitled to receive any distributions until the common units have received their minimum quarterly distribution plus any arrearages from prior quarters. The subordination period will end once the Partnership meets certain financial tests described in the partnership agreement, but it generally cannot end before December 31, 2008. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. If the Partnership meets certain financial tests described in the partnership agreement, 25% of the subordinated units can convert into common units on or after December 31, 2006, and an additional 25% can convert into common units on or after December 31, 2007. The Partnership met the required tests for early conversion of the first 25% of subordinated units and, as a result, 1,041,250 of these subordinated units converted to common units on February 14, 2007.

The General Partner holds 202,447 general partner units (representing an approximate 2% general partner interest) and certain incentive distribution rights in the Partnership. Incentive distribution rights represent the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution, any cumulative arrearages on common units, and certain target distribution levels have been achieved. The target distribution levels entitle the general partner to receive 15% of quarterly cash distributions in excess of $0.55 per unit until all unitholders have received $0.625 per unit, 25% of quarterly cash distributions in excess of $0.625 per unit until all unitholders have received $0.75 per unit, and 50% of quarterly cash distributions in excess of $0.75 per unit. The Partnership is required to distribute all of its available cash from operating surplus, as defined in the partnership agreement. On May 1, 2006, the General Partner amended and restated the partnership agreement of the Partnership to, among other things, provide that additional contributions by the general partner to the Partnership upon the issuance of additional limited partner interests are not mandatory. Previously the general partner was required to make a capital contribution to the Partnership upon the issuance of new limited partner interests to maintain its 2% interest. If the general partner does not make additional capital contributions upon the issuance of new common units, the general partner’s percentage interest in the Partnership will decrease accordingly.

Note 2:   Summary of Significant Accounting Policies

Basis of Consolidation.   The accompanying consolidated balance sheet includes the accounts of the General Partner and the Partnership (collectively, “K-Sea G.P.”). Under the provisions of EITF No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF No. 04-5”), the Partnership and its consolidated subsidiaries are included herein as consolidated subsidiaries effective July 1, 2006. All material inter-company transactions and balances have been eliminated in consolidation. EITF No. 04-5 has been applied prospectively using Transition Method A. The adoption of this new pronouncement had no impact on consolidated partners’ capital. During the year ended June 30, 2007, the

Partnership paid $25,834 of distributions to limited partners, representing the non controlling interests in the Partnership.

Cash and Cash Equivalents.   All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Vessels and Equipment.   Vessels and equipment are recorded at cost, including capitalized interest where appropriate, and depreciated using the straight-line method over the estimated useful lives of the individual assets as follows: tank vessels—ten to twenty-five years; tugboats—ten to twenty years; and pier and office equipment—five years. For single-hull tank vessels, such useful lives are limited to the remaining period of operation prior to mandatory retirement as required by the Oil Pollution Act of 1990 (“OPA 90”). OPA 90 requires that the 26 (including three chartered-in) single-hull vessels currently operated by K-Sea G.P., representing approximately 29% of total barrel-carrying capacity as of June 30, 2007, be retired or retrofitted to double-hull by December 31, 2014.

Included in vessels and equipment are drydocking expenditures that are capitalized and amortized over three years. Drydocking of vessels is required both by the United States Coast Guard and by the applicable classification society, which in K-Sea G.P.’s case is the American Bureau of Shipping. Such drydocking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel.

Major renewals and betterments of assets are capitalized and depreciated over the remaining useful lives of the assets. Leasehold improvements are capitalized and depreciated over the shorter of their useful lives or the remaining term of the lease. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed.

K-Sea G.P. assesses impairment on long-lived assets used in operations when indicators of impairment are present. An impairment loss would be recognized if the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts, and to the extent the carrying value exceeds fair value by appraisal.

When property items are retired, sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts with any gain or loss on the dispositions included in income. Assets to be disposed of are reported at the lower of their carrying amounts or fair values, less the estimated costs of disposal.

Fuel Supplies.   Fuel used to operate K-Sea G.P.’s vessels, and on hand at the end of the period, is recorded at cost. Such amount totaled $2,660 as of June 30, 2007 and is included in prepaid expenses and other current assets in the consolidated balance sheet.

Deferred Financing Costs.   Direct costs associated with obtaining long-term financing are deferred and amortized over the terms of the related financings. Deferred financing costs are stated net of accumulated amortization which, at June 30, 2007, amounted to $457.

Goodwill.   Goodwill represents the excess of the purchase price over the fair value of the net assets of the acquired business at the date of the acquisition. K-Sea G.P. tests for impairment at least annually using a two-step process. The first step identifies potential impairment by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

Intangible Assets.   Included in other assets are intangible assets acquired as part of business combinations which are recorded at fair value at their acquisition date and are amortized on a straight-line basis over their estimated useful lives. K-Sea G.P. reviews intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected undiscounted future operating cash flows are lower than the carrying value, and to the extent the carrying value exceeds the fair value.

As of June 30, 2007, the identifiable intangible assets purchased in prior acquisitions included those in the table below. Intangible assets are included in other assets in the consolidated balance sheet and are stated net of accumulated amortization, which at June 30, 2007 amounted to $4,694.

	Gross Value	Weighted- average Useful Life
Customer relationships	$9,700	10 years
Covenant not to compete	450	4 years
Total	$10,150	9.7 years

The expected future amortization expense related to current intangible assets is as follows:

Year ending June 30,
2008	$1,082
2009	1,082
2010	1,009
2011	970
2012 and thereafter	4,203
Total	$8,346

Revenue Recognition.   K-Sea G.P. earns revenue under contracts of affreightment, voyage charters, time charters and bareboat charters. For contracts of affreightment and voyage charters, revenue is recognized based upon the relative transit time in each period, with expenses recognized as incurred. Although contracts of affreightment and certain contracts for voyage charters may be effective for a period in excess of one year, revenue is recognized over the transit time of individual voyages, which are generally less than ten days in duration. For time charters and bareboat charters, revenue is recognized ratably over the contract period, with expenses recognized as incurred. Estimated losses on contracts of affreightment and charters are accrued when such losses become evident.

Use of Estimates.   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. The most significant estimates relate to depreciation of the vessels, liabilities incurred from workers’ compensation, commercial and other claims, the allowance for doubtful accounts and deferred income taxes. Actual results could differ from these estimates.

Concentrations of Credit Risk.   Financial instruments which potentially subject K-Sea G.P. to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable. K-Sea G.P. maintains its cash and cash equivalents on deposit at a financial institution in amounts that, at times, may exceed insurable limits.

With respect to accounts receivable, K-Sea G.P. extends credit based upon an evaluation of a customer’s financial condition and generally does not require collateral. K-Sea G.P. maintains an allowance for doubtful accounts for potential losses totaling $939 at June 30, 2007 and does not believe it is exposed to concentrations of credit risk that are likely to have a material adverse effect on its financial position, results of operations or cash flows. For the fiscal year ended June 30, 2007, K-Sea G.P.’s allowance for doubtful amounts was impacted by additional charges of $455, and write-offs of $206.

Currency Translation.   Assets and liabilities related to K-Sea G.P.’s Canadian subsidiary are translated at the exchange rate prevailing on the balance sheet date, and revenues and expenses are translated at the weighted average exchange rate for the period. Translation gains and losses are reflected in partners’ capital.

Derivative instruments.   K-Sea G.P. utilizes derivative financial instruments to reduce interest rate risks. K-Sea G.P. does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133), as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in fair value of cash flows of the asset or liability hedged.

Income Taxes.   K-Sea G.P.’s effective tax rate comprises the New York City Unincorporated Business Tax and foreign taxes on its operating partnership, plus federal, state, local and foreign corporate income taxes on the taxable income of the operating partnership’s corporate subsidiaries. Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Partnership, assets and liabilities, as applicable, at enacted tax rates in effect for the years in which the differences are expected to reverse. The recoverability of deferred tax assets is evaluated and a valuation allowance established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Unit-Based Compensation.   K-Sea G.P. has adopted a long-term incentive plan that permits the granting of awards to directors and employees in the form of restricted units and unit options. K-Sea G.P. recognizes compensation cost for the restricted units on a straight-line basis over the vesting periods of the awards, which range from three to five years. No unit options have been granted.

Note 3:   Vessels and Equipment and Construction in Progress

At June 30, 2007, vessels and equipment and construction in progress comprised the following:

2007
Vessels	$475,441
Pier and office equipment	5,967
481,408
Less accumulated depreciation and amortization	(122,828)
Vessels and equipment, net	$358,580
Construction in progress	$13,285

During fiscal 2007, the Partnership took delivery of the following newbuild vessels:  in June 2007, a 28,000-barrel tank barge, the DBL 22; in March 2007, a 100,000-barrel tank barge, the DBL 104; in January 2007, a 28,000-barrel tank barge, the DBL 27; and in August 2006, a 28,000-barrel tank barge, the DBL 26. Additionally, the Partnership acquired five tugboats during the year. These tank barges and tugboats cost, in the aggregate, $40,124. the Partnership has also entered into agreements with shipyards for the construction of additional new tank barges, as follows:

Date of Agreement	Vessels	Expected Delivery
June 2006	Three 28,000-barrel tank barges	1st Quarter fiscal 2008—3rd Quarter 2008
August 2006	Two 80,000-barrel tank barges	4th Quarter fiscal 2008—1st Quarter fiscal 2009
December 2006	One 80,000-barrel tank barge	1st Quarter fiscal 2009
June 2007	Four 50,000-barrel tank barges	2nd Quarter fiscal 2010—2nd Quarter fiscal 2011

Construction in progress at June 30, 2007 comprises expenditures for the 80,000-barrel and 28,000-barrel tank barges described above.

Note 4:   Financing

Credit Agreement

On March 24, 2005, the Partnership entered into a new, five-year $80,000 revolving credit agreement with a syndicate of banks. The new credit agreement replaced the Partnership’s existing $47,000 revolving credit agreement, which was repaid and terminated. On October 18, 2005, to partially finance an acquisition, the Partnership amended the credit agreement to increase the available borrowings to $120,000, of which $77,000 was drawn down to pay the cash portion of the purchase price. On November 29, 2005, to fund the redemption of its Title XI bonds, which were issued in 2002 through a private placement to finance the construction of four vessels, the Partnership further amended the credit agreement to increase the maximum borrowings to $155,000. On April 3, 2006, the Partnership used the net proceeds from the issuance of $80,000 in new term loans to repay outstanding borrowings under the credit agreement, and further amended it to reduce the available borrowings, to release certain vessels from the collateral pool, and to reduce certain covenant requirements. During fiscal 2007, the Partnership further amended the credit agreement to add additional bank participants, increase the available borrowings, amend covenants and reduce interest rate margins.

As of June 30, 2007, the credit agreement provided for available borrowings of $125,000, contained a $20,000 sublimit for letters of credit and allowed the Partnership to request an increase in the total borrowing availability by up to $25,000, to a maximum of $150,000, so long as no default or event of default has occurred and is continuing. Obligations under the credit agreement are collateralized by a first priority security interest, subject to permitted liens, on certain of the Partnership’s vessels having an orderly liquidation value equal to at least 1.25 times the amount of the obligations (including letters of credit) outstanding. Borrowings under the credit agreement bear interest, at the option of the Partnership, at a rate per annum equal to (a) the greater of the prime rate (8.25% at June 30, 2007) and the federal funds rate (5.25% at June 30, 2007) plus 0.5% (a “base rate loan”), or (b) the 30-day London Interbank Offered Rate, or LIBOR (5.323% at June 30, 2007), plus a margin of 0.70% to 1.60% based upon the ratio of Total Funded Debt to EBITDA, as defined in the credit agreement. The Partnership also incurs commitment fees, payable quarterly, on the unused amount of the facility at a rate ranging from 0.15% to 0.30% based upon the ratio of Total Funded Debt to EBITDA, as defined in the agreement. As of June 30, 2007, outstanding borrowings under this facility totaled $94,350.

During the year, the Partnership also entered into a $5,000 revolver with a commercial bank to support its cash management activities. Advances under this facility bear interest at 30-day LIBOR plus a margin of 1.40%; amounts outstanding at June 30, 2007 totaled $2,721.

Term Loans and Capital Lease Obligation

Term loans and capital lease obligations outstanding at June 30, 2007 were as follows. Descriptions of these borrowings are included below:

2007
Term loans due:
May 1, 2013.	$75,923
January 1, 2013	13,360
June 1, 2014	20,321
December 31, 2012	9,889
March 24, 2008	9,821
April 30, 2013	16,607
November 4, 2008	23
Capital lease obligation	1,272
147,216
Less current portion	9,270
$137,946

On April 3, 2006, the Partnership entered into an agreement with a lending institution under which the Partnership borrowed $80,000, for which it pledged six tugboats and six tank barges as collateral. Borrowings are represented by six notes which have been assigned to other lending institutions. These loans bear interest at a rate equal to LIBOR on one-month Eurodollar deposits plus 1.40%, and are repayable in 84 monthly installments with the remaining principal payable at maturity. The agreement contains certain prepayment premiums. Borrowings outstanding on these loans total $75,923 as of June 30, 2007. Also on April 3, 2006, the Partnership entered into an agreement with the lending institution to swap the one-month, LIBOR based, variable interest payments on the $80,000 of loans for a fixed payment at a rate of 5.2275%, over the same terms as the loans. This swap will result in a fixed interest rate on the Notes of 6.6275% for their seven-year term. This swap contract has been designated as a cash flow hedge. The fair value of the swap contract of $446 as of June 30, 2007 is included in other assets in the consolidated balance sheet.

On December 19, 2005, one of the Partnership’s subsidiaries entered into a seven year Canadian dollar term loan to refinance the purchase of an integrated tug-barge unit. The proceeds of $13,000 were used to repay borrowings under the credit agreement which had been used to finance the purchase of the unit. The loan bears interest at a fixed rate of 6.59%, is repayable in 84 monthly installments of CDN $136 with the remaining principal amount payable at maturity, and is collateralized by the related tug-barge unit and one other tank barge. Borrowings outstanding on this loan total $13,360 at June 30, 2007.

In May 2006, the Partnership entered into an agreement to borrow up to $23,000 to partially finance construction of two 28,000-barrel and one 100,000-barrel tank barges. The third and final vessel was delivered, and the note termed-out, during the fourth quarter of fiscal 2007. The loan bears interest at 30-day LIBOR plus 1.40%, and is repayable, plus accrued interest, over seven years, with the remaining principal amount payable at maturity. The loan is collateralized by the related tank barges and two other tank vessels. Borrowings outstanding on this loan total $20,321 at June 30, 2007.

In March 2005, the Partnership entered into an agreement to borrow up to $11,000 to partially finance construction of a 100,000-barrel tank barge. The loan bears interest at 30-day LIBOR plus 1.05%, and is repayable in monthly principal installments of $66 with the remaining principal amount payable at maturity. The loan is collateralized by the related tank barge. Borrowings outstanding on this loan totaled $9,889 at June 30, 2007.

In March 2005, the Partnership entered into a three-year term loan in the amount of $11,700. The loan bears interest at a fixed rate of 6.25% annually, and is repayable in monthly principal installments of $70 with the remaining principal amount payable at maturity. The loan is collateralized by three vessels and the proceeds were used to refinance an existing term loan. Borrowings outstanding on this loan total $9,821 at June 30, 2007, but it is classified as a long-term liability because K-Sea G.P. intends that the Partnership refinance it with its credit agreement.

In June 2005, the Partnership entered into an agreement to borrow up to $18,000 to finance the purchase of an 80,000-barrel double-hull tank barge and construction of two 28,000-barrel double-hull tank barges. The loan bears interest at 30-day LIBOR plus 1.71%, and is repayable in monthly principal installments of $107 with the remaining principal amount payable at maturity. The loan is collateralized by the related tank barges. Borrowings outstanding on this loan were $16,607 at June 30, 2007.

Restrictive Covenants

The agreements governing the credit agreement and the term loans contain restrictive covenants that, among others, (a) prohibit distributions under defined events of default, (b) restrict investments and sales of assets, and (c) require the Partnership to adhere to certain financial covenants, including defined ratios of fixed charge coverage and funded debt to Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization and loss on reduction of debt, as defined).

Maturities of Long-Term Debt

As of June 30, 2007, maturities of long-term debt for each of the next five years were as follows:

2008	$18,466
2009	8,957
2010	9,212
2011	103,874
2012	10,451

Note 5:   Income Taxes

Significant components of deferred income tax liabilities and assets as of June 30, 2007 are as follows:

2007
Deferred tax liabilities:
Book basis of vessels and equipment in excess of tax basis	$4,461
Total deferred tax liabilities	$4,461
Deferred tax assets:
Allowance for doubtful accounts	$58
Accrued expenses	898
Net operating loss carry-forwards	679
Other	35
Total deferred tax assets	$1,670

The Partnership had temporary differences at June 30, 2007 primarily related to the excess of the book basis of vessels and equipment over the related tax basis in the amount of $121,508. This amount will result in taxable income, in the years these differences reverse, that will be included in the overall allocation of taxable income to the members of the General Partner and the unitholders of the Partnership.

At June 30, 2007, the Partnership had New York City Unincorporated Business Tax net operating losses of $2,026 and its corporate subsidiaries had state net operating losses of $29 which begin to expire in 2011, and foreign net operating losses of $1,886 which begin to expire in 2016.

Note 6:   Commitments and Contingencies

The Partnership leases its New York office and pier facilities from an affiliate of an employee under an agreement which extends through April 2009. Terms of the agreement provide for annual rental payments of $400 annually through April 2009. In addition, a subsidiary of the Partnership leases office and pier facilities and a water treatment facility in Virginia under an agreement with a third party that extends through January 2010. The Virginia lease agreement requires annual rental payments of $250 through January 8, 2010. The subsidiary receives $84 from sublease of a portion of the Virginia property which extends to December 31, 2009. The subsidiary has an option to buy the Virginia premises for an aggregate purchase price of $4,200. K-Sea G.P. and subsidiary are also responsible for real estate taxes, insurance and all other costs associated with occupying these properties. Effective July 1, 2006, the Partnership also leased office space in New Jersey under an agreement with a third party that extends through December 2013. The New Jersey lease requires rental payments totaling $18 through December 2006, followed by annual rental payments of $234 through December 2008, $245 through December 2010 and $254 through December 2013.

In connection with an acquisition, the Partnership assumed agreements with the port authority in Seattle, Washington covering the lease of terminal facilities and docking rights for its vessels. The lease expires in October 2008 with a renewal option for one additional five-year term. The lease requires monthly payments of $26 with escalation each year based on the consumer price index. Additionally, the Partnership leases four barges under non-cancelable operating leases which expire in August 2007 through August 2009. The future minimum lease payments for the four barge operating leases as of June 30, 2007 are as follows:

Year ending June 30,
2008	$1,927
2009	1,323
2010	83
2011	—
2012 and thereafter	—
Total	$3,333

A subsidiary of the Partnership has entered into employment agreements with certain of its executive officers. Each of the employment agreements had an initial term of one year, which is automatically extended for successive one-year terms unless either party gives 30-days written notice prior to the end of the term that such party desires not to renew the employment agreement. The employment agreements currently provide for annual base salaries aggregating $930. In addition, each employee is eligible to receive an annual bonus award based upon the financial performance of the Partnership. If the employee’s employment is terminated without cause or if the employee resigns for good reason, the employee will be entitled to severance in an amount equal to the greater of (a) the product of 1.3125 (1.75 multiplied by .75) multiplied by the employee’s base salary at the time of termination or resignation and (b) the product of

1.75 multiplied by the remaining term of the employee’s non-competition provisions multiplied by the employee’s base salary at the time of termination or resignation.

The European Union is currently working toward a new directive for the insurance industry, called “Solvency 2”, that is expected to become law within three to four years and require increases in the level of free, or unallocated, reserves required to be maintained by insurance entities, including protection and indemnity clubs that provide coverage for the maritime industry. The West of England Ship Owners Insurance Services Ltd. (“WOE”), a mutual insurance association based in Luxembourg, provides the Partnership’s protection and indemnity insurance coverage and would be impacted by the new directive. In anticipation of these new regulatory requirements, the WOE has assessed its members an additional capital call which it believes will contribute to achievement of the projected required free reserve increases. The Partnership’s capital call, payable during calendar year 2007, is approximately $1,119, of which $683 was paid in February 2007. A further request for capital may be made in the future; however, the amount of such further assessment, if any, cannot be reasonably estimated at this time. As a shipowner member of the WOE, the Partnership has an interest in the WOE’s free reserves, and therefore has recorded the additional $1,119 capital call as an investment, at cost, subject to periodic review for impairment. This amount is included in other assets in the June 30, 2007 balance sheet.

EW Transportation Corp., a predecessor to the Partnership, and many other marine transportation companies operating in New York have come under audit with respect to the New York State Petroleum Business Tax (“PBT”), which is a tax on vessel fuel consumed while operating in New York State territorial waters. An industry group in which EW Transportation Corp. and the Partnership participate has come to a final agreement with the New York taxing authority on a calculation methodology for the PBT. Effective January 1, 2007, the Partnership and the other marine transportation companies began rebilling this tax to customers. For applicable periods prior to 2007, K-Sea G.P has accrued an estimated liability using the agreed methodology.   In accordance with the agreements entered into in connection with the Partnership’s initial public offering, any liability resulting from the PBT prior to January 14, 2004 (the effective date of the initial public offering) is a retained liability of the Partnership’s predecessor companies.

In November 2005, one of the Partnership’s tank barges struck submerged debris in the U.S. Gulf of Mexico, causing significant damage which resulted in the barge eventually capsizing. At the time of the incident, the barge was carrying approximately 120,000 barrels of No. 6 fuel oil, a heavy oil product. In January 2006, submerged oil recovery operations were suspended and a monitoring program, which sought to determine if any recoverable oil could be found on the ocean floor, was begun. In February 2007, the Coast Guard agreed to end the cleanup and response phase, including the Partnership’s obligation to conduct any further monitoring of the area around the spill site. The Partnership’s insurers responded to the pollution-related costs and environmental damages resulting from the incident, paying approximately $65,000 less $60 in total deductibles, and are pursuing their own financial recovery efforts. The Partnership’s incident response effort is complete. The Partnership is not aware of any further recovery, cleanup or other costs. However, if any such costs are incurred, the Partnership expects them to be paid by their insurers.

K-Sea G.P. is the subject of various claims and lawsuits in the ordinary course of business for monetary relief arising principally from personal injuries, collisions and other casualties. Although the outcome of any individual claim or action cannot be predicted with certainty, K-Sea G.P. believes that any adverse outcome, individually or in the aggregate, would be substantially mitigated by applicable insurance or indemnification from previous owners of K-Sea G.P.’s assets, and would not have a material adverse effect on K-Sea G.P.’s financial position, results of operations or cash flows. K-Sea G.P. is also subject to deductibles with respect to its insurance coverage that range from $25 to $100 per incident and provides on a current basis for estimated payments thereunder.

Note 7:   Long-term Incentive Plan

In January 2004, K-Sea General Partner GP LLC, the general partner of the General Partner, adopted the K-Sea Transportation Partners L.P. Long-term Incentive Plan (the “Plan”) for directors and employees of K-Sea General Partner GP LLC and its affiliates. The Plan currently permits the grant of awards covering an aggregate of 440,000 common units in the form of restricted units and unit options and is administered by the Compensation Committee of the Board of Directors of K-Sea General Partner GP LLC. The Board of Directors of K-Sea General Partner GP LLC, in its discretion, may terminate the Plan at any time with respect to any restricted units for which a grant has not yet been made, and also reserves the right to alter or amend the Plan from time to time, including increasing the number of common units with respect to which awards may be granted subject to unitholder approval as required by the New York Stock Exchange. No change in any outstanding grant may be made, however, which would materially impair the rights of the participant without the consent of such participant. Subject to certain exceptions, restricted units are subject to forfeiture if employment is terminated prior to vesting. As the restricted units vest, K-Sea General Partner GP LLC has the option to either acquire common units in the open market for delivery to the recipient or distribute newly issued common units from the Partnership. In all cases, K-Sea General Partner GP LLC is reimbursed by the Partnership for such expenditures.

A summary of the status of restricted unit awards as of June 30, 2007, and of changes in restricted units outstanding under the Plan during the year ended June 30, 2007, is as follows:

	Number of units	Weighted- Average Grant Date Fair Value per Unit
Restricted unit awards outstanding at June 30, 2006	94,350	$31.97
Units granted	5,422	$32.13
Units vested and issued	(22,900)	$31.89
Restricted unit awards outstanding at June 30, 2007	94,350	$32.01

Note 8:   Retirement Plans

Effective June 29, 2006, the Partnership’s money purchase pension plan was terminated and all the assets were merged into the Partnership’s 401(k) Savings Plan (the “Plan”). Also effective June 29, 2006, a subsidiary’s defined contribution plan was terminated and all the assets were merged into the Plan. The Plan is a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan provides that eligible employees may make contributions, subject to Internal Revenue Code limitations, and the Partnership will match the first two percent of employee compensation contributed, subject to a maximum amount. In addition, the plan allows for an annual discretionary employer contribution up to five percent of an employee’s annual compensation.

Accrued expenses for all pension plans totaled $2,173 as of June 30, 2007 and are included in accrued expenses and other current liabilities in the consolidated balance sheet. Additionally, accrued expenses for payroll-related costs totaled $2,989 as of June 30, 2007 which are also included in accrued expenses and other current liabilities in the consolidated balance sheet.

Note 9:   Fair Value of Financial Instruments

As of June 30, 2007, the fair value of long-term debt was approximately $243,685 based on the borrowing rates currently available to the Partnership for bank loans with similar terms and average maturities. The fair value of the Partnership’s other financial instruments approximated their cost bases as such instruments are short-term in nature or were recently negotiated.

Note 10:   New Accounting Pronouncements

On June 2, 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections-a replacement of APB No. 20 and FAS No. 3” (“FAS 154”). FAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. K-Sea G.P. adopted FAS 154 as of July 1, 2006, and such adoption did not have a significant impact on its financial position.

On February 16, 2006 the FASB issued FASB Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. K-Sea G.P. is required to adopt FAS 155 as of July 1, 2007, and does not expect that such adoption will have a significant impact on its financial position.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for K-Sea G.P.’s fiscal year beginning July 1, 2007, and K-Sea G.P. is currently analyzing its impact, if any.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. SAB 108 does not require prior period restatement as a result of adopting the new guidance if management properly applied its previous approach to assessing unrecorded misstatements and all relevant qualitative factors were considered. The cumulative effect of the initial application of SAB 108, if any, would be reported in the carrying amounts of assets and liabilities at the beginning of the year, with an offsetting adjustment to the beginning balance of retained earnings. The nature and amount of each of the individual misstatements corrected would be required to be disclosed. SAB 108 is effective for the first fiscal year ending after November 15, 2006. K-Sea G.P. adopted SAB 108 for the fiscal year ended June 30, 2007, and such adoption did not have a significant impact on its financial position, results of operations or cash flows.

Note 11:   Subsequent Event

On August 14, 2007, the Partnership, through certain wholly owned subsidiaries, completed the acquisition of all of the equity interests in Smith Maritime, Ltd., or Smith Maritime, Go Big Chartering LLC, or Go Big, and Sirius Maritime LLC, or Sirius Maritime. Smith Maritime, Go Big and Sirius Maritime are providers of marine transportation and logistics services to major oil companies, oil traders and refiners in Hawaii and along the West Coast of the United States. The aggregate purchase price for Smith Maritime, Go Big and Sirius Maritime was approximately $202,962, comprising $169,154 in cash, $23,573 of assumed debt, and 250,000 Partnership units valued at approximately $10,235.

On August 14, 2007, the Partnership amended and restated its credit agreement with KeyBank National Association, as administrative agent and lead arranger, to provide for (1) an increase in availability to $175,000 under the senior secured revolving credit facility, with an increase in the term to seven years, (2) a $45,000 364-day senior secured revolving credit facility, (3) amendments to certain financial covenants and (4) a reduction in interest rate margins. Under certain conditions, the Partnership has the right to increase the revolving facility by up to $75,000, to a maximum total facility amount of $250,000. The revolving facility and the 364-day facility are collateralized by a first perfected security interest in vessels having a total fair market value of approximately $275,000 and certain equipment and machinery related to such vessels. The revolving facility and the 364-day facility bear interest at the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 0.7% to 1.5% depending on the Partnership’s ratio of total funded debt to EBITDA (as defined in the agreement). On August 14, 2007, the Partnership borrowed $67,000 under the revolving facility and $45,000 under the 364-day facility to fund a portion of the purchase price in connection with the Smith Maritime, Go Big and Sirius Maritime acquisitions. As of August 14, 2007, the Partnership had approximately $166,350 outstanding under the revolving facility and $45,000 outstanding under the 364-day facility.

Also on August 14, 2007, the Partnership entered into a bridge loan facility for up to $60,000 with an affiliate of KeyBank National Association. The bridge loan facility bears interest at an annual rate of LIBOR plus 1.5%. The bridge loan facility matures on November 12, 2007. The bridge loan facility is unsecured until October 13, 2007 and, thereafter, will be secured by a second perfected security interest in the collateral securing the revolving facility and the 364-day facility. During an event of default, the bridge loan facility will bear interest at an annual rate of LIBOR plus 7.5%. On August 14, 2007, the Partnership borrowed $60,000 under the bridge loan facility in connection with the Smith Maritime, Go Big and Sirius Maritime acquisitions.

K-Sea G.P. will allocate the purchase price to the tangible assets, intangible assets, and liabilities acquired based on their fair values, which for the fixed assets and intangibles are based on consideration of independent appraisals. The purchased identifiable intangible assets will be amortized on a straight-line basis over their respective estimated useful lives. The excess of the purchase price over the fair value of the acquired net assets will be recorded as goodwill, which is not amortized but which will be reviewed annually for impairment. K-Sea G.P.’s preliminary allocation of the purchase price is as follows:

Current assets	$5,943
Vessels and equipment, net	152,500
Intangible assets	17,250
Goodwill	40,378
Other assets	624
216,695
Current liabilities and capital lease obligations	13,733
Total purchase price	$202,962

The identifiable intangible assets purchased in the acquisition include customer relationships and covenants not to compete, which are amortized over 10 and 3 years, respectively.  An additional $2,250 of intangibles has been allocated to the excess fair market value of a leased vessel over its option price. The annual amortization expense is currently estimated at $1,500. A substantial portion of the goodwill is expected to be deductible for tax purposes.